Exhibit 99.1

Top Win International (Nasdaq: SORA) Officially Becomes AsiaStrategy, Now Accepting Bitcoin for Luxury Watches

Hong Kong, Aug. 22, 2025 (GLOBE NEWSWIRE) -- Top Win International Limited (Nasdaq: SORA) has changed its corporate name to AsiaStrategy, effective on Nasdaq under the ticker SORA. The rebrand includes a new company logo to be announced, marking a new chapter in the company’s growth and strategic direction.

In conjunction with the rebrand, AsiaStrategy has begun accepting Bitcoin as payment for its luxury watch business, reinforcing the company’s commitment to innovation and the integration of digital assets in consumer transactions.

The official name change and Bitcoin adoption were implemented on Friday, August 22, 2025, signaling AsiaStrategy’s evolution into a forward-looking, digitally-enabled luxury brand.

About AsiaStrategy

AsiaStrategy (formerly Top Win International Limited) (Nasdaq: SORA) is a premier Hong Kong-based company specializing in the trading, distribution, and retail of luxury watches from renowned international brands. Operating through its subsidiary, Top Win International Trading Limited, AsiaStrategy serves a global B2B network of distributors, independent dealers, and retail sellers. Headquartered in Wan Chai, Hong Kong, and incorporated in 2001, Top Win International Trading Limited strives to deliver excellence in the luxury timepiece market. Commencing in May 2025, AsiaStrategy has ventured into the Web3 ecosystem and digital assets will be an additional focus of its future business direction.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the Company’s plans to enter the digital asset market, proposed partnerships with third-parties, and related business transformations. Forward-looking statements are subject to risks and uncertainties that could cause actual outcomes to differ materially from those expressed herein. Such risks include, but are not limited to, uncertainties related to market conditions, regulatory developments, the completion of the contemplated transactions, and other factors described in the “Risk Factors” section of the Company’s filings with the SEC. The Company undertakes no obligation to update any forward-looking statements, except as required by applicable law.

Media Contact

AsiaStrategy Corporate Communications

Email: contact@asiastrategy.io

Phone: +852 2815 7988